SEC

22004543

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SEC FILE NUMBER
8-69929

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 07 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BUMPED FINANCIAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 SW 5TH AVE., 3RD FLOOR
(No. and Street)

PORTLAND	OREGON	97204
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MELINDA DE BRUYNE	503-765-7005	MELINDA.DEBRUYNE@BUMPED.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GEFFEN MESHER & COMPANY, P.C.
(Name – if individual, state last, first, and middle name)

888 SW 5TH AVE., SUITE 800	PORTLAND	OR	97204
(Address)	(City)	(State)	(Zip Code)

11/30/2009	3912
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MELINDA DE BRUYNE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BUMPED FINANCIAL LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL STAMP
LANCE STANSELL
NOTARY PUBLIC-OREGON
COMMISSION NO. 982252
MY COMMISSION EXPIRES DECEMBER 18, 2022

Notary Public

Signature:

Title: PRESIDENT

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bumped Financial LLC
Statement of Financial Condition

As of December 31, 2021

ASSETS

Cash and cash equivalents	$	140,424
Receivable from clearing organization		34,599
Deposit with clearing organization		250,977
Other assets		60,841
Due from related party		923
Total assets	$	487,764

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Equity securities sold, not yet purchased	$	23,925
Member's equity		
Member's equity		463,839
Total liabilities and member's equity	$	487,764

The accompanying notes are an integral part of this Statement of Financial Condition

Note 1: Organization and Nature of Operations

Bumped Financial LLC (the "Company") is a Delaware limited liability company formed on March 3, 2017, and is a wholly owned subsidiary of Bumped, Inc. (the "Parent"). The primary business of the Company is to transact trades in securities on behalf of the Parent and users of the Parent's mobile application. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(2)(ii).

Pursuant to the Company's operating agreement, the Company will dissolve, and its affairs shall be wound up, upon the first to occur of the following: a) the dissolution of, or the occurrence of any other event which terminates the continued membership of the Parent; b) the written agreement of the Parent that the Company be terminated; or c) the entry of a decree of judicial dissolution of the Company under the Delaware Limited Liability Act.

The Company does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a- 5(c)(4). The Company claims an exemption from Rule 15c3-3 under the provisions of 15c3-3(k)(2)(ii) and clears all transactions through a clearing broker-dealer on a fully disclosed basis.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Basis of presentation:
The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

Cash and cash equivalents:
The Company considers all highly liquid investments that mature in three months or less from the time of acquisition to be cash equivalents. Cash and cash equivalents consist solely of cash on hand at financial institutions.

Deposit with clearing organization
Securities transactions are executed through a clearing broker on a fully-disclosed basis. Deposit with clearing organization represents cash deposited with a clearing organization for the purpose of supporting clearing and settlement activities.

Fair Value Measurements:
Securities owned are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, the deposit with clearing organization and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature and are subject to frequent repricing.

		Fair value measurement using		
	Fair value	Level 1	Level 2	Level 3
Assets:				
Equity securities	$ 39,143	$ 39,143	$ -	$ -
Total	$ 39,143	$ 39,143	$ -	$ -
Liabilities:				
Equity securities sold, not yet purchased	$ 23,925	$ 23,925	$ -	$ -
Total	$ 23,925	$ 23,925	$ -	$ -

Level 1: Unadjusted quote prices in active markets for identical assets or liabilities that are accessible by the Company.

Level 2: Quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Unobservable inputs that are significant to the fair value of the assets or liabilities. The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the assets or liability.

Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period. There were no transfers between levels during the year ended December 31, 2021.

Securities Owned and Securities Sold, Not Yet Purchased:
Securities owned and securities sold, not yet purchased are stocks of publicly traded securities that are held to enable the Company to shorten the fulfillment time of these securities to the Parent and ultimately the users of the Parent's mobile application. Securities owned and securities sold, not yet purchased are recorded at Fair Value. Securities owned are recorded in Other assets.

Use of estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 3: <u>Related Party Transactions</u>

The Company is party to an Administrative Services Agreement with the Parent, effective February 12,

2018, as amended (the "Service Agreement"). The Service Agreement allows the Parent to provide certain services to the Company and allocate certain direct and indirect expenses to the Company.

Under the Services Agreement, the Parent allocates to the Company a pro-rata amount of compensation and benefits of Parent personnel performing functions in support of the Company, occupancy costs, including rent, technology and communication costs, utilities, professional services, travel and entertainment, insurance, taxes, regulatory filing fees, computer and software expenses, and general administration expenses, including office supplies, telephone, internet, payroll processing fees, and employee events. The pro-rata allocation of these costs is based on an estimated amount of the use of such services by the Company, which is reviewed monthly.

The Parent allocated the following pro-rata amounts to the Company:

Year Ended December 31, 2021

Compensation and benefits	$	486,750
Clearing and servicing		149,012
Professional fees		101,491
Regulatory fees		631
Software expense		145,017
Occupancy and equipment expense		6,833
Other operating expenses		17,746
Total	$	907,480

These costs are recorded as due to related party on the Company's books. Furthermore, in consideration for the services provided by the Company, the Parent pays the Company 102% of all the Company's operating expenses. The allocated costs and the service revenue are settled on a net basis monthly.

The Parent has adopted a stock option plan under which it grants to its employees, including those employees which are shared with the Company under the Services Agreement, options to purchase the Parent's stock. No stock compensation expense of the Parent is allocated to the Company as the parties to the Services Agreement agree that awards are granted for the individual's support of the Parent's long term strategic goals, profitability, and growth, regardless of the individual's role within the organization.

Note 4: Contingencies and Other Regulatory Matters

Legal Matters:
The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at its best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, the Company

believes that the final disposition of such matters will not have a material adverse effect on the Company's financial statements.

Regulatory Matters:
The Company operates as a SEC registered securities broker-dealer and Financial Industry Regulatory Authority ("FINRA") member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company. Management is not aware of any such claims or disciplinary actions as of December 31, 2021.

Note 5: Concentration of Credit Risk

The majority of the Company's cash and cash equivalents are held at a single financial institution in non-interest bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains balances with its clearing organization. The Company's management does not believe the credit risk associated with its cash and cash equivalents and deposits with clearing organization is significant due to the financial stability of such financial institutions.

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $433,226 which was $333,226 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness to net capital was 0.00%, which is less than the 6 2/3% maximum ratio allowed.

Note 7: Subsequent Events

Management has reviewed events occurring through February 25, 2021, the date the financial statements were available to be issued. The Company has determined that there were no material subsequent events that require disclosure in the financial statements.

Note 8: Related party support

The Company's operating revenues and cash flows are recognized from transactions with and provided by the Parent. The Parent is reliant upon the Company's function as a broker dealer in order to continue with its primary operations. The Parent has committed to fund the Company's net capital needs, should it be required. Having considered this and made due inquiries, the Company's management has determined the Parent possesses the financial capabilities to fulfill its commitment.

GeffenMesher
888 SW 5th Avenue *Suite 800*
office 503. 221. 0141 *fax* 503. 227. 7924
PORTLAND, OREGON | **GMCO.com**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Member
Bumped Financial LLC
Portland, Oregon

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Bumped Financial LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Member
Bumped Financial LLC

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Greffen Mesher and Company, P.C.

February 25, 2022
Portland, Oregon

GeffenMesher
888 SW 5th Avenue ***Suite 800***
office 503. 221. 0141 *fax* 503. 227. 7924
PORTLAND, OREGON | **GMCO.com**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Bumped Financial LLC
Portland, Oregon

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bumped Financial LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bumped Financial LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bumped Financial LLC's management. Our responsibility is to express an opinion on Bumped Financial LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bumped Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion

Geffen Mesher and Company, P.C.

We have served as Bumped Financial LLC's auditor since 2021.

February 25, 2022
Portland, Oregon

SIPC-7 (36-REV 12/18)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BUMPED FINANCIAL LLC
111 SW 5TH AVE, 3RD FLOOR
PORTLAND, OR 97204

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MELINDA DE BRUYNE 503-310-0078

WORKING COPY

2. A. General Assessment (item 2e from page 2) $1189

B. Less payment made with SIPC-6 filed (**exclude interest**) (603)
07/28/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 586

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $586

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BUMPED FINANCIAL LLC
(Name of Corporation, Partnership or other organization)

DocuSigned by: Melinda De Bruyne
45694DFCE39D482...
(Authorized Signature)

Dated the 19th day of JANUARY, 20 22.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 949285
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	1581
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1581
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	147369
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	7347
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	2688
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $254	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________	
Enter the greater of line (i) or (ii)	254
Total deductions	157658
2d. SIPC Net Operating Revenues	$ 793208
2e. General Assessment @ .0015	$ 1189

(to page 1, line 2.A.)